UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to_________
Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ELEVANCE HEALTH 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Elevance Health, Inc.
220 Virginia Avenue
Indianapolis, IN 46204

REQUIRED INFORMATION
The Elevance Health 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule presented herein have been prepared in accordance with the financial reporting requirements of ERISA.

ELEVANCE HEALTH 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024 and for the
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

ELEVANCE HEALTH 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024 and for the
Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Elevance Health 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Elevance Health 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since at least 2002, but we are unable to determine the specific year.
Indianapolis, Indiana
June 17, 2026

Elevance Health 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Assets
Plan's interest in EH Master Trust	$13,065,058,854	$11,861,354,869

Receivables:
Notes receivable from participants	238,395,440	234,538,393
Contributions receivable from employer	9,458,553	14,692,281
Total receivables	247,853,993	249,230,674

Net assets available for benefits	$13,312,912,847	$12,110,585,543
See Notes to Financial Statements.

Elevance Health 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions to net assets attributable to
Contributions:
Participants	$555,710,479
Employer	292,872,276
Rollovers	88,135,249
Total contributions	936,718,004

Plan's interest in EH Master Trust net investment income	1,817,823,441
Interest income on notes receivable from participants	19,589,802

Total additions	2,774,131,247

Deductions from net assets attributable to
Benefits paid to participants	1,565,382,437
Administrative expenses	6,421,506

Total deductions	1,571,803,943

Increase in net assets available for benefits	1,202,327,304

Net assets available for benefits
Beginning of year	12,110,585,543

End of year	$13,312,912,847
See Notes to Financial Statements.

Elevance Health 401(k) Plan
Notes to Financial Statements
December 31, 2025
1. Description of the Plan
The following description of the Elevance Health 401(k) Plan (the “Plan”) provides only general information. More detailed information concerning the Plan may be found by consulting the summary plan description.
General
The Plan is a qualified defined contribution plan which provides savings opportunities for eligible employees of Elevance Health, Inc. (“Elevance Health”) and certain of its subsidiaries (the “Participating Employers”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Employees of the Participating Employers are generally eligible to participate in the Plan 30 days after their date of hire. The net assets of the Plan, excluding notes receivable from participants, are held in the Elevance Health Defined Contribution Master Trust (the "EH Master Trust"). Fidelity Management Trust Company serves as the trustee for the EH Master Trust and Fidelity Workplace Services LLC serves as the recordkeeper (collectively, "Fidelity"). The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of Elevance Health. The Retirement Committee of ATH Holding Company, LLC is the Plan Administrator.
Participant Accounts
An individual account is maintained by the Plan for each eligible employee who participates in the Plan. Each participant’s account is credited with the participant’s contributions, rollover contributions, allocations of the Plan Sponsor’s contributions, and an allocation of investment earnings or losses, reduced by participant withdrawals and certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Contributions
Participants may make voluntary contributions of 1% to 80% of eligible compensation, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Participants may make pretax contributions to a traditional 401(k) account, after-tax contributions to a Roth 401(k) account or a combination of the two through automatic payroll deduction. Participants are automatically enrolled in the Plan at an initial pretax deferral rate of 6%, with an annual automatic increase of the rate of 1%, up to 15% of the participant's eligible compensation, unless the participant directs otherwise.
The Plan Sponsor provides a matching contribution of 100% on the first 4% of the participant's eligible compensation, plus 50% of the next 2% of the participant's eligible compensation contributed, for a total potential Plan Sponsor matching contribution of 5%. Additionally, the Plan provides for a true-up matching contribution to ensure that eligible participants who elected to contribute the maximum contribution allowed by the Plan receive the maximum matching contribution of eligible compensation determined as of the end of the plan year. The Plan permits additional Plan Sponsor discretionary contributions to be made, but no such discretionary contributions were made during the 2025 plan year.
Participants who attain age 50 by the end of the plan year may contribute additional "catch up" contributions to their account beyond the regular annual IRS limit, in accordance with applicable law and the Plan's terms. Catch-up contributions are eligible for matching contributions.
Rollover Contributions
The Plan may accept rollover contributions. Rollover contributions represent distributions received from other qualified retirement plans, as defined in Section 401(a)(31)(E) of the Internal Revenue Code (the "Code"), including

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
any such distributions contributed via a "conduit" individual retirement account. Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.
Vesting
Participants have a 100% vested interest in the Plan Sponsor match after completing a two-year period of service. Nonvested account balances of terminated employees are forfeited (subject to reinstatement upon reemployment as required by applicable law and the Plan's terms).
Investments
Participants direct their elective contributions and employer matching contributions into various investment options offered by the Plan, including target date funds, several mutual and collective investment trust funds, all of which are subject to change from time to time by the Plan Administrator, and the Elevance Health Stock Fund, which is provided for in the Plan document and overseen by an independent fiduciary. The Plan also provides access to a self-directed brokerage option. If a participant has not elected an investment option, their contributions will automatically be invested in the Plan’s qualified default investment alternative, which is the target date fund aligned with the year the participant turns 65.
The Elevance Health Stock Fund is a unitized fund, which means participants do not actually own shares of Elevance Health common stock but rather own an interest in the unitized fund. A portion of the fund may be invested in short-term reserves to accommodate daily transactions. Investment in the Elevance Health Stock Fund is limited to no more than 20% of a participant's total account balance. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Any cash dividends paid to the participant’s account will be reinvested in the Elevance Health Stock Fund unless the participant elects to receive the dividend in cash paid directly to the participant. Participants may change their election to receive dividends in cash or to reinvest dividends at least quarterly.
Benefit Payments and Withdrawals
A participant may make a withdrawal of voluntary after-tax contributions made to a traditional 401(k) account prior to January 1, 2012, or take a qualified distribution of Roth 401(k) contributions, as defined by the IRS, at any time. Additionally, after attaining age 59½, a participant may withdraw participant and Plan Sponsor matching contributions for any reason.
Subject to the provisions and conditions specified in the Plan document, an active participant in the Plan may make certain hardship withdrawals of amounts held in the participant’s account attributable to the participant’s contributions, vested Plan Sponsor matching contributions, rollovers, pre-2006 employer match, and income allocated to the contributions account.
Upon termination of employment, the participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is $1,000 or less, the account is paid in a lump-sum payment. If the vested account value is $1,000 or more, but less than $5,000, the account will be rolled over into an individual retirement account unless the participant elects otherwise. If the vested account value is $5,000 or more, the account will remain in the Plan unless the participant elects otherwise. The participant may elect to have the entire portion, if any, of the account held in the Elevance Health Stock Fund paid in whole shares of Elevance Health common stock, with fractional shares and any uninvested funds paid in cash. Distribution of participant accounts must commence by the later of retirement or the latest date permitted under Section 401(a)(9) of the Code, as amended by federal legislation known as the SECURE Act and SECURE 2.0 (including regulatory guidance issued thereunder). Upon death, payments are made to the participant’s beneficiary in the form of a lump-sum payment or in installments.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. A participant may not have more than two loans outstanding at any one time and must wait 30 days from when a loan is paid off before requesting a new loan. Repayment of loans shall not exceed five years except for loans used to acquire the participant’s principal residence. Each loan bears interest in accordance with the Plan's loan policy and applicable regulations. Repayments are made by payroll deduction or remitted directly to Fidelity.
Forfeitures and Certain Plan Expenses
Forfeited nonvested account balances totaled $3,875,557 and $506,167 as of December 31, 2025 and 2024, respectively. Forfeitures may be used to offset employer contributions or to pay certain administrative expenses, as determined by the Plan Sponsor. During the year ended December 31, 2025, forfeitures of $6,093,646 were used to offset employer contributions and forfeitures of $73,579 were used to pay Plan administrative expenses.
In addition, Fidelity maintains, on behalf of the Plan, a plan revenue credit account in connection with net float earnings received from certain investment managers and amounts (if any) owed by Fidelity with respect to performance guarantees under the recordkeeping agreement. During the plan year ended December 31, 2025, the plan revenue credit account was used to pay Plan administrative expenses totaling $360,106.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of the Plan and the provisions of ERISA. In the event the Plan is terminated, each participant’s account shall be non-forfeitable with respect to both the participant’s and the Plan Sponsor’s contributions. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in accordance with GAAP requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.
Investment Valuation and Income Recognition
The EH Master Trust's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, "Fair Value Measurements", for further discussion.
The Plan's interest in the net investment income of the EH Master Trust consists of the Plan's allocation of realized gains and losses on investments that were sold during the period, unrealized appreciation and depreciation of the underlying investments held at year end, and net investment income/loss based upon the total of each Plan participant's share of the EH Master Trust.
Purchases and sales of securities are recorded on a trade-date basis and interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant accounts and the statement of changes in net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 or 2024.
Benefits Paid to Participants
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Certain administrative expenses of maintaining the Plan are paid from Plan assets. The Plan Sponsor may bear certain costs associated with administering the Plan; these costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions. Certain transaction fees, such as those related to loan processing, are paid from individual participant accounts and are included in administrative expenses. Investment related expenses are included in the Plan's interest in EH Master Trust net investment income.
Recently Adopted Accounting Pronouncements
There have been no recently adopted or issued accounting standards that had, or will have, a material impact on the financial statements.
3. Plan's Interest in EH Master Trust
The Elevance Health Defined Contribution Master Trust was established on January 1, 2024 pursuant to a trust agreement between the Plan Administrator and Fidelity in order to facilitate the administration of transactions in certain investment options offered in both this Plan and the Elevance Health Puerto Rico Retirement Savings Plan (together, the "Participating Plans"). Each Participating Plan has a divided interest in specific investment assets held in the EH Master Trust.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
A summary of the net assets of the EH Master Trust and the Plan's interest in the net assets of the EH Master Trust as of December 31, 2025 is as follows:

	2025		2024
	EH Master Trust Balances	Plan's Interest in EH Master Trust Balances	EH Master Trust Balances	Plan's Interest in EH Master Trust Balances
Investments at fair value
Collective investment trusts	$12,095,039,709	$12,093,468,072	$10,874,772,817	$10,873,336,349
Elevance Health common stock	352,309,761	352,194,754	408,045,086	408,004,931
Mutual funds	302,657,683	302,656,679	329,248,156	329,247,804
Self-directed brokerage accounts	316,803,497	316,803,497	250,803,504	250,803,504

Total investments at fair value	13,066,810,650	13,065,123,002	11,862,869,563	11,861,392,588

Other assets (liabilities)	(64,169)	(64,148)	(37,723)	(37,719)

Total net assets	$13,066,746,481	$13,065,058,854	$11,862,831,840	$11,861,354,869
During the year ended December 31, 2025, the EH Master Trust net investment income was comprised of the following:

2025
EH Master Trust Balances
Net appreciation in fair value of investments	$1,774,360,282
Interest and dividends	43,516,628

Total EH Master Trust net investment income	$1,817,876,910
4. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Level inputs, as defined by the Financial Accounting Standards Board guidance for fair value measurements and disclosures, are as follows: Level 1, inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date; Level 2, inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and Level 3, unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.
Elevance Health common stock: Valued at the closing price on the New York Stock Exchange on the last business day of the plan year.
Mutual funds: Valued at quoted market prices, which represent net asset value ("NAV") of shares held by the Plan.
Self-directed brokerage accounts: The self-directed brokerage account allows participants the opportunity to invest in a wide array of individual securities including stocks, mutual funds, exchange-traded funds, unit investment trusts, corporate bonds, U.S. Treasury securities, and certificates of deposits, which are primarily valued using quoted prices in active markets.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Collective investment trusts (CITs): Valued based on the NAV of the units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. There are no restrictions on redemptions from the CITs and no unfunded commitments.
The following table sets forth by level within the fair value hierarchy a summary of the EH Master Trust investments by general types measured at fair value on a recurring basis as of December 31, 2025:

December 31, 2025	Total	Level 1	Level 2	Level 3
Elevance Health common stock	$352,309,761	$352,309,761	$—	$—
Mutual funds	302,657,683	302,657,683	—	—
Self-directed brokerage accounts	316,803,497	312,048,032	4,544,392	211,073
Investments measured at fair value	971,770,941	967,015,476	4,544,392	211,073
Investments measured at NAV	12,095,039,709
Total investments at fair value	$13,066,810,650

The following table sets forth by level within the fair value hierarchy a summary of the EH Master Trust investments by general types measured at fair value on a recurring basis as of December 31, 2024:

December 31, 2024	Total	Level 1	Level 2	Level 3
Elevance Health common stock	$408,045,086	$408,045,086	$—	$—
Mutual funds	329,248,156	329,248,156	—	—
Self-directed brokerage accounts	250,803,504	246,848,476	3,920,987	34,041
Investments measured at fair value	988,096,746	984,141,718	3,920,987	34,041
Investments measured at NAV	10,874,772,817
Total investments at fair value	$11,862,869,563

Our Level 3 securities as of December 31, 2025 and December 31, 2024 primarily consisted of certain corporate fixed maturity securities for which observable inputs were not always available. The fair values of these securities were estimated using inputs including, but not limited to, credit spreads, default rates and benchmark yields. There were no material transfers in or out of Level 3 during either the year ended December 31, 2025 or the year ended December 31, 2024.
5. Exempt Related Party and Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain administrative functions are performed by officers and employees of the Plan Sponsor or affiliates of the Plan Sponsor. No such officer or employee is compensated from the Plan.
During the year ended December 31, 2025, the Plan reimbursed the Plan Sponsor $59,943 for administrative expenses. This reimbursement is included in administrative expenses in the statement of changes in net assets available for benefits.
Transactions in shares of Elevance Health common stock qualify as exempt party-in-interest transactions under the provisions of ERISA. The Plan owned approximately 1,004,692 and 1,105,902 shares of Elevance Health common stock as of December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Plan had net sales of Elevance Health common stock totaling $38,322,881 and the total dividends on Elevance Health common stock in the Elevance Health Stock Fund were $7,148,373.

Elevance Health 401(k) Plan
Notes to Financial Statements (continued)
Certain Plan investments include funds that are managed by affiliates of Fidelity, which constitute party-in-interest transactions. In addition, certain investments in the self-directed brokerage accounts are issued by Fidelity.
Notes receivable from participants also reflect exempt party-in-interest transactions.
6. Income Tax Status
The Plan has received a determination letter from the IRS dated October 24, 2017, stating the Plan is qualified under Section 401(a) of the Code and, therefore, exempt from taxation. Although the Plan has been restated and amended since receiving the determination letter, the Plan Sponsor believes the Plan is designed and being operated in compliance with the applicable requirements of the Code. The Plan's EH Master Trust is intended to be considered as an organization as described in Section 401(a) of the Code and exempt under Section 501(a) of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Reconciliation to Form 5500
Reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2025 and 2024, is as follows:

	2025	2024
Net assets available for benefits per the financial statements	$13,312,912,847	$12,110,585,543
Less: deemed distributions of participant loans	776,730	721,481
Net assets available for benefits per the Form 5500	$13,312,136,117	$12,109,864,062
Reconciliation of the increase in net assets available for benefits per the financial statements to the net income (loss) per the Form 5500 for the year ended December 31, 2025 is as follows:

2025
Increase in net assets available for benefits per the financial statements	$1,202,327,304
Deemed distributions of participant loans activity	(55,249)
Net income (loss) per the Form 5500	$1,202,272,055
8. Subsequent Events
The Plan Sponsor has evaluated the impact of subsequent events through June 17, 2026, the date the financial statements were issued. No subsequent events have been recognized or required additional disclosure in the financial statements.

Elevance Health 401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
Plan Sponsor: ATH Holding Company, LLC. EIN #11-3713086 Plan #003

(a)	(b)	(c)				(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value				Cost**	Current value

*	JP Morgan	Plan's interest in EH Master Trust				—	$13,065,058,854

*	Notes receivable from participants	Interest rates range from	3.25%	to	10.50%		$237,618,710
		maturing at various dates through			5/26/2045

* Party-in-interest
** Historical cost is not required as all investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ELEVANCE HEALTH 401(k) PLAN

By:	/s/ Ronald W. Penczek
Ronald W. Penczek
Member, Retirement Committee of ATH Holding Company, LLC

Date: June 17, 2026

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm